# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgewise Therapeutics, Inc., CIK 0001710072
CUSIP: 28036F105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1715 38th St., Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 04/23/2026
Amends the filing with accession number 0001193125-21-102332
Filed by CIK 0001388325
Persons authorized to receive notices and communications: Barbara Fiorini, Novo Holdings A/S, Tuborg Havnevej 19, Hellerup, Denmark (G7), DK-2900, 45 3527 6592

## Reporting persons
- Novo Holdings A/S (CIK 0001388325): type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); source of funds: working capital (WC); sole voting power 5,350,000; shared voting power 0; sole dispositive power 5,350,000; shared dispositive power 0; aggregate amount beneficially owned 5,350,000 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Edgewise Therapeutics, Inc.
Address of issuer's principal executive offices: 1715 38th St., Boulder, Colorado (CO), 80301
Comment: This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 31, 2021, and amended on September 16, 2022, September 30, 2022, June 28, 2023, January 25, 2024 and September 23, 2024 (as amended, the "Statement") by the Reporting Person. This Amendment No. 6 is being filed to report the dilution of the Reporting Person's beneficial ownership in the Issuer's common stock and not as a result of any acquisition or disposition of securities by the Reporting Person. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Novo Holdings A/S beneficially owns 5,350,000 shares of common stock representing approximately 4.98% of the Issuer's outstanding shares of common stock, based upon 107,532,173 shares of common stock outstanding as of April 9, 2026, as reported in the Issuer's definitive proxy statement, filed with the SEC on April 23, 2026. Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of the Reporting Person's cover page has been rounded down to 4.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on the updated Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.
Transactions in the class effected during the past sixty days: Novo Holdings A/S has not effected any transactions in the Issuer's common stock within the past 60 days and neither the Foundation nor any person listed on the updated Schedule I has effected any transactions in the Issuer's common stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on April 23, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule I

## Signatures
- Novo Holdings A/S: /s/ Barbara Fiorini, By Barbara Fiorini, General Counsel, Finance & Operations (04/27/2026)